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                           Citizens Holding Company
                            Philadelphia, MS 39350


February 10, 1999

Mr. David Lyon
Securities and Exchange Commission
Washington, DC 20549

     RE:  Form 10, Citizens Holding Company
          File No. 0-25221

Dear Mr. Lyon:

As you discussed with our attorney, David Webb, I am hereby withdrawing the above referenced Form 10 filing by Citizens Holding Company.

We will promptly re-submit a new Form 10 filing after we have incorporated the updated financial information and responses to your office's comments.

Thank you for your cooperation in this matter.

Sincerely,

/s/ Steve Webb
Steve Webb
Chairman, President and Chief Executive Officer




   P.O. BOX 209  *  PHILADELPHIA, MISSISSIPPI 39350  *  PHONE (601)656-4692
                     Internet:www.thecitizensbankphila.com